

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2018

Adam Ratner
Vice President, General Counsel and Secretary
New York & Company, Inc.
330 West 34th Street, 9th Floor
New York, New York 10001

> **Re: New York & Company, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2018**
> **File No. 333-226798**

Dear Mr. Ratner :

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 10, 2018

Selling Stockholders, page 4

1. The last two sentences in the first paragraph state: "[t]hese securities are securities which were issued to directors, officers and employees from time to time pursuant to equity incentive plans, or shares sold in our initial public offering or subsequent secondary sale on January 25, 2006. In addition, Selling Stockholders may include stockholders who in the aggregate hold less than 1% of our outstanding common stock." However, the selling stockholder table reflects that the only selling stockholder is IPC/NYCG LLC.

Please revise to clarify and describe the underlying transactions regarding how IPC/NYCG LLC acquired the shares. In addition, please identify any selling shareholders other than IPC/NYCG LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald (Ron) E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Christian O. Nagler